Exhibit (a)(5)(H)

PRESS RELEASE

Antwerp, March 4, 2024 [08.00 a.m.] – CMB NV (“CMB”) announced that it has become aware that certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) have now also filed a request with the Market Court in Belgium in connection with CMB’s Belgian mandatory offer for all shares of Euronav NV (“Euronav”).

In its application, FourWorld requests the Market Court to (i) determine that the price of the mandatory offer is too low as it does not take into account alleged special benefits that would have been granted to Frontline on top of the cash purchase price paid by CMB for its Euronav shares, and (ii) to order CMB to adjust the bid price taking into account such alleged special benefits. The request does not indicate what this higher price should be.

This request follows a complaint that was filed by FourWorld in the United States District Court for the Southern District of New York on 26 February 2024 in relation to the offering materials for CMB’s U.S. tender offer. To address some of the points raised in that complaint, at CMB’s request, Euronav has voluntarily made additional documents available on its website in addition to the documents related to the transactions already made public on its website.

CMB reiterates that the proceeding is without merit and intends to vigorously defend against it. CMB will keep investors informed of its outcome.

In the unlikely event the request would lead to a decision of the Market Court to increase the bid price after the bid has closed, such increase shall also apply to shareholders who have already tendered their shares and CMB shall reopen the bid to grant shareholders the opportunity to tender their shares at the increased price.

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of Euronav. More information can be found at www.cmb.be.

About Euronav NV & CMB.TECH

Euronav and CMB.TECH together represent a group with approximately 150 ocean-going vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group’s name to CMB.TECH. Euronav will remain the oil tanker shipping division within the group. More information can be found at www.euronav.com.

Disclaimer

This press release does not constitute a takeover bid to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction with respect to Euronav. The public takeover bid is only made on the basis of the prospectus approved by the FSMA, which is available on www.cmb.be/mandatorybid. Neither this press release nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and its affiliates explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of Euronav (“Ordinary Shares”) or any other securities.

The U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The U.S. Offer is made solely by the Offer to Purchase and related Letter of Transmittal, which are included in CMB’s Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). The U.S. Offer will expire at 10:00 A.M., New York City time, on March 15, 2024, unless the expiration of the U.S. offer is extended to a subsequent date in accordance with U.S. and Belgian law.

The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and certain other offer documents) that were filed with the SEC by CMB and the related solicitation/recommendation statement on Schedule 14D-9 that was filed with the SEC by Euronav relating to the U.S. tender offer contain important information that U.S. holders should consider before making any decision with respect to the U.S. tender offer. U.S. holders may obtain a free copy of these documents at the SEC’s website at https://www.sec.gov, or by contacting Georgeson LLC, the information agent for the U.S. tender offer via telephone by calling (888) 815-4902 for U.S. holders or +1 (781) 819-4572 for shareholders outside the US, or via email to euronavoffer@georgeson.com.

CONTACT

Katrien Hennin

Head of Marketing and Communications CMB

+32 499 39 34 70

Katrien.hennin@cmb.be